

Mail Stop 7010

March 26, 2007

Via U.S. Mail and Fax (418-694-9120)
Mr. Gaetan Mercier
Chief Financial Officer
Virginia Mines, Inc.
116 St.Pierre Street, Suite 200
Quebec, Canada G1K 4A7

     Re: **Virginia Mines, Inc.**
            Form 40-F for the Fiscal Year Ended February 28, 2006
            Filed May 30, 2006
            File No. 0-29880

Dear Mr. Mercier:

     We have completed our review of your Form 40-F and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      /s/ Brad Skinner

                      Brad Skinner
                      Sr. Assistant Chief Accountant